Free Writing Prospectus Filed Pursuant to Rule 433 Reg. Statement No. 333-202880

Not for release, publication or distribution, in whole or in part, in or into or from Japan, Australia or any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 6 April 2015

ING Group to issue USD denominated Additional Tier 1 securities

ING Group intends to issue securities that qualify as Additional Tier 1 capital under CRD IV / CRR. The intended issuance is expected to further strengthen ING’s capital base.

The intended issuance will be in the form of USD denominated Perpetual Additional Tier 1 Contingent Convertible Capital Securities. The securities will be subject to full conversion into ordinary shares of ING Group in the event ING Group’s phased-in CET 1 ratio would fall below 7.0%.

Over the coming week, ING will conduct an investor roadshow for the intended offering. The corresponding investor presentation is available on www.ing.com. The offer price, initial coupon and final amount of securities sold will be determined at the conclusion of the offering process and will be announced in a separate press release.

In connection with the offering, ING has filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC) which became effective upon filing. ING will file a prospectus supplement in respect of the Additional Tier 1 securities shortly.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The registration statement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

NOTE FOR EDITORS

For further information on ING, please visit ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.com.Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial)

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break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

The securities referred to in this press release are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 (as amended or replaced from time to time) other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

Notice to U.S. persons: ING has filed a registration statement (including a prospectus) on Form F-3 (File No. 333-202880) and will file a preliminary prospectus supplement with the SEC (the “Preliminary Prospectus Supplement”) for the offering of securities to which this press release relates. Before investing in such securities, investors should read the prospectus in that registration statement, the Preliminary Prospectus Supplement relating to the offering of the securities (when filed) and other documents that ING may file with the SEC. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and Preliminary Prospectus Supplement (when available) by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, ING Financial Markets LLC toll-free at 1-877-446-4930, J.P. Morgan Securities LLC collect at 1-212-834-4533 and UBS Securities LLC toll-free at 1-888-827-7275.

Notice to persons in The Netherlands: The securities referred to in this press release may only be offered in The Netherlands to qualified investors as defined in the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Other Jurisdictions Outside the United States: No action may be taken in any jurisdiction other than the United States that would permit a public offering of the securities referred to in this press release or the possession, circulation or distribution of this document or the Preliminary Prospectus Supplement in any jurisdiction where action for that purpose is required. Accordingly, such securities may not be offered or sold, directly or indirectly, and neither this document, the Preliminary Prospectus Supplement nor any other offering material or advertisements in connection with such securities may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

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